UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Loews Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

540424-10-8

(CUSIP Number)

Barry Bloom
667 Madison Avenue
New York, N.Y. 10021
212 521-2930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

N/A

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 540424-10-8	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Preston R. Tisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,543,184
	8	SHARED VOTING POWER 440,000
	9	SOLE DISPOSITIVE POWER 29,543,184
	10	SHARED DISPOSITIVE POWER 440,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,983,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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             Preston R. Tisch hereby amends and supplements the statement on Schedule 13D previously filed by him with respect to the Common Stock (the "Common Stock") of Loews Corporation (the "Issuer") as set forth herein. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5.	Interest in Securities of the Issuer.

             As of February 25, 2002, Preston R. Tisch had sole voting power and sole investment power with respect to 29,543,184 shares of Common Stock, including 5,755,188 shares held by trusts of which Mr. Tisch is the trustee. An additional 440,000 shares were owned by Joan H. Tisch, Mr. Tisch's wife, and accordingly he may be deemed to share voting power and investment power with respect to such shares. As a result, Mr. Tisch may be deemed to be the beneficial owner of 29,983,184 shares, or 15.7% of the 191,479,500 shares of Common Stock of the Issuer that were outstanding on February 25, 2002.

                A trust created in 2000 by Joan H. Tisch, Mr. Tisch's wife, terminated in January 2002, resulting in the transfer of 1,856,112 shares of Common Stock to the beneficiaries of the trust. There were no other transactions in the Common Stock of the Issuer by Mr. Tisch during the sixty days preceding the filing of this statement.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2002

/s/ Preston R. Tisch

Preston R. Tisch

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